As filed with the Securities and Exchange Commission on April 30, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

(Name of Subject Company (issuer))

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

(Name of Filing Person (offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

00301W105

(CUSIP Number of Class of Securities)

Lucia Sitar, Esq.

Aberdeen Emerging Markets Equity Income Fund, Inc.

c/o Aberdeen Asset Management, Inc.

1735 Market Street 32nd Floor

Philadelphia, Pennsylvania 19103

(215) 405-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Rose F. DiMartino

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*                 A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

PRESS RELEASE

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Standard Investments

Investor Relations

800-522-5465

Investor.Relations@aberdeenstandard.com

ABDERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC. ANNOUNCES CLOSING OF CLOSED-END FUND REORGANIZATIONS

(Philadelphia, April 30, 2018) —Aberdeen Emerging Markets Equity Income Fund, Inc. (NYSE American: AEF) (the “Fund”) announces today that it has successfully completed the reorganizations of Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc. (“ABE”), Aberdeen Israel Fund, Inc. (“ISL”), Aberdeen Indonesia Fund, Inc. (“IF”), Aberdeen Latin America Equity Fund, Inc. (“LAQ”), Aberdeen Singapore Fund, Inc. (“SGF”), Aberdeen Greater China Fund, Inc. (“GCH”) and The Asia Tigers Fund, Inc. (“GRR”) into the Aberdeen Chile Fund, Inc. (“CH”) after close of regular business on April 27, 2018. Effective today, the consolidated fund has been renamed and will trade on the NYSE American Exchange under the ticker symbol “AEF.”

In the reorganizations, common shareholders of ABE, ISL, IF, LAQ, SGF, GCH and GRR, respectively, received an amount of CH common shares with a net asset value equal to the aggregate net asset value of their holdings of ABE, ISL, IF, LAQ, SGF, GCH and/or GRR common shares, as applicable, as determined at the close of business on April 27, 2018.

Relevant details pertaining to the reorganizations are as follows:

Fund	NAV per Share ($) 4/27/18	Conversion Ratio
Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc. (ABE)	15.6741	1.6215
Aberdeen Israel Fund, Inc. (ISL)	19.9425	2.0631
Aberdeen Indonesia Fund, Inc. (IF)	7.5631	0.7824
Aberdeen Latin America Equity Fund, Inc. (LAQ)	28.2129	2.9187
Aberdeen Singapore Fund, Inc. (SGF)	14.4589	1.4958
Aberdeen Greater China Fund, Inc. (GCH)	12.9360	1.3383
The Asia Tigers Fund, Inc. (GRR)	11.6849	1.2088
Aberdeen Chile Fund, Inc. (CH)	9.6662	n/a

The Fund will seek to provide both current income and long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in emerging market equity securities. The Fund intends to use leverage for investment purposes through borrowing in an amount currently estimated to be approximately 10% of total assets.

The global emerging markets equity (“GEM”) investment team of Aberdeen Asset Managers Limited (“AAML”) will be responsible for the day-to-day management of the Fund. The GEM team works in a collaborative fashion, with all team members having both portfolio management and research responsibilities. Devan Kaloo and Joanne Irvine will continue to lead the team that is jointly and primarily responsible for managing the Fund.

Barring exceptional or unforeseen circumstances, the Fund anticipates the amount of the previously announced tender offer and an estimate of the special capital gains distribution will be made within approximately 10 business days, both of which are expected to be completed and paid within approximately 60 days. The tender offer, together with a special distribution of capital gains, will aggregate up to a maximum distribution of 50%, and not less than 40%, of the net assets of the Fund post-consolidation.

Nancy Yao Maasbach, C. William Maher and Rahn Porter today join the Board of Directors of the Fund as Class I, Class II and Class I Directors, respectively, joining James Cattano, Lawrence Fox and Steven Rappaport, whose terms continue.

The Fund plans to establish and announce a targeted discount policy as required by the Standstill Agreement with City of London Investment Management Company Limited (“CoL”). The policy will seek to manage the Fund’s share trading discount by: (1) committing the Fund to repurchase shares in the open market when the Fund’s shares trade at a discount of 10% or more to NAV and (2) undertaking a 15% tender offer if the average discount exceeds 11% of NAV over any rolling 12-month period commencing on April 30, 2018 and ending on December 31, 2019, provided that the Fund shall not be required to conduct more than one tender offer during such period.

Also effective April 30, 2017, the Fund’s investment adviser will waive fees and/or reimburse expenses (excluding leverage costs, interest, brokerage commissions and any non-routine expenses) to the extent necessary so that the Fund’s total expense ratio does not exceed 1.20% for two years from April 30, 2018, as provided in the Fund’s expense limitation agreement.

Important Information

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,”“will,” “expect,”“anticipate,”“estimate,”“believe,”“continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The Fund has not commenced the tender offer described in this release. Any tender offer will be made only by an Offer for Repurchase or Offer to Purchase for Cash, a related Letter of Transmittal and other documents which will be filed with the SEC as exhibits to a tender offer statement on Schedule TO. Holders of Fund shares and Target Fund shares should read these documents once they are filed and become available because they will contain important information about the tender offer. These and other documents filed by the Fund will be available to investors for free both on the SEC’s website at http://www.sec.gov and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and difference in accounting methods.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (“NAV”) of the Fund’s portfolio. There is no assurance that the Fund will achieve its investment objective.

If you wish to receive this information electronically, please contact InvestorRelations@aberdeenstandard.com

aberdeenaef.com

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